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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

June 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Nicholas Lamparski

Ms. Mara Ransom

Mr. Blaise Rhodes

Mr. Adam Phippen

Re:	Xponential Fitness, Inc.

Amendment No. 3 to the Draft Registration Statement on Form S-1

Submitted April 16, 2021

Ladies and Gentlemen:

On behalf of our client, Xponential Fitness, Inc. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 13, 2021 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted April 16, 2021 (the “Amended Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 10, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

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Prospectus Summary, page 3

1.

We note your statement that “[b]ased on our internal and third-party analyses by Buxton Company, we estimate that franchisees could have a total of over 6,200 studios in the United States alone.” Please give additional context for this statement so that readers can appreciate by when you would achieve this estimation and the resources you would need in order to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company estimates the total number of potential studio locations in the United States using a combination of estimates from a third-party analytics firm, Buxton Company, and management’s criteria for assessing potential studio locations. Buxton Company estimated the number of potential studio locations existing in the United States that exists in 2021 using the specific criteria management considers when selling a license in a particular geographic area, which includes customer profiles, trade area analyses and brand performance. The estimate is intended to provide investors with the estimated magnitude of the number of potential studio locations that meet management’s current criteria and is not an estimate of the total number of studios that the Company expects to sell to franchisees.

Further, franchisees provide the capital to open each studio location. The Company provides support to franchisees through the opening of each studio and the Company’s platform has the capacity to support the incremental studio openings to reach the estimated total number of potential studios identified by Buxton Company. The Company will not require additional resources to support the openings of additional studios.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 11 and 128 to address the Staff’s comment.

2.

Please balance the emphasis placed on the “[h]ighlights of [y]our platform’s recent . . . growth” in this section by also addressing your history of net losses as well as the average unit volume for fiscal 2020. In addition, please address challenges to your growth, such as the continued uncertainty engendered by the COVID-19 pandemic. Lastly, please explain why you believe you are poised “to accelerate growth.”

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 4, 5 and 122 to address the Staff’s comment.

3.

We note that you present average quarterly same sales growth for the eight quarters ended December 31, 2019 as opposed to the eight quarters ended December 31, 2020. Please revise to include this period or tell us why you believe omitting it is appropriate.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 4 and 122 to address the Staff’s comment.

Highly Attractive Boutique Fitness Consumer, page 5

4.

Please tell us how you have arrived at your estimation that “[o]n average, a boutique fitness studio member spent $90 per month, compared to $51 per month for the average health and fitness club consumer, in 2019” and the related statistics you provide on page 5.

Response: The Company respectfully advises the Staff that the International Health, Racquet & Sportsclub Association (“IHRSA”), The Global Health & Fitness Association, provided the estimates in its 2020 IHRSA Health Club Consumer report, which is attached for reference. We have highlighted the figures on pages 25 and 26.

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Asset-light franchise model and predictable revenue streams support strong free cash flow conversion, page 7

5.

Reference is made to your disclosure of your free cash flow conversion percentages in 2019 and 2020. Please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure to remove free cash flow conversion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations The COVID-19 Pandemic, page 86

6.

Please include a specific discussion of the costs the business incurred and any other negative impacts on the company as a result of the COVID-19 pandemic. In addition, please quantify the reduced marketing fund percentage collected from franchisees, temporary rent deferrals, reduction in capacity for certain studios and other factors you implemented in 2020 as a result of COVID-19, and clarify to what extent the measures are ongoing. Refer to CF Disclosure Guidance: Topics No. 9 and 9A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that franchisees negotiate rent deferrals directly with landlords and we did not incur any costs in connection with the rent deferral negotiations. The Company has removed the sentence on page 25 stating that ongoing rent deferral negotiations may affect us. The Company has also revised the disclosure on page 90 to address the Staff’s comment.

7.

We note that your disclosure on page 86 states that you have “experienced lower license sales . . . due to the pandemic.” However, your disclosures on pages 8 and 88 suggest that the number of licenses sold in North America increased from 2,998 in 2019 to 3,261 in 2020. In addition, the disclosure on page 88 also provides that the number of licenses contractually obligated to be sold internationally increased from 489 in 2019 to 593 in 2020. Please revise your disclosures to reconcile these inconsistencies.

Response: The Company respectfully advises the Staff that the number of licenses sold in North America reflects the cumulative (since inception) number of licenses sold in North America. It is not the number of licenses sold in a particular year. In fact, the Company sold 923 new licenses in 2019 and only 264 new licenses in 2020, reflecting lower license sales as a result of the COVID-19 pandemic. Similarly, the number of licenses contractually obligated to be sold internationally is a cumulative number since inception. The definition of the number of licenses sold is included on pages ii and 93. The Company has also revised the disclosure on pages 4, 6, 10, 26, 32, 92, 122, 124, 127 and 134 to clarify that the number of licenses sold is a cumulative number since inception.

8.

Please revise to disclose any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your results of operations and relevant metrics as a result of the COVID-19 pandemic, such as the trend identified in your risk factor on page 26 related to consumers’ adoption of in-home fitness solutions, which you disclose has been accelerated during the COVID-19 pandemic. In doing so, please include a discussion of whether you expect the

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impacts on your results of operations and metrics as a result of this trend to continue after the COVID-19 pandemic subsides. For guidance, please refer to Item 303(a) of Regulation S-K, Release No. 33-8350, and CF Disclosure Guidance: Topics No. 9 and 9A.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 5, 90 and 122 to address the Staff’s comment.

Non-GAAP Financial Measures

Free Cash Flow Conversion, page 91

9.

You consider free cash flow conversion to be a liquidity measure. Please present a reconciliation of the differences between this non-GAAP financial measure and operating cash flows or the most directly comparable liquidity measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(B) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure to remove free cash flow conversion.

Discussion of Results of Operations

Year Ended December 31, 2019 versus 2020, page 94

10.

Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in your financial statement line items between periods, including additional quantification and discussion of the significant factors and drivers materially affecting such results. For example, provide an explanation as to why the rate of new studio openings declined in 2020. And where possible, quantify the different drivers of your results of operations, such as where you discuss franchise marketing revenue.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 101, 102, and 103 to address the Staff’s comment.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Anthony Geisler, Chief Executive Officer, Xponential Fitness, Inc.

John Meloun, Chief Financial Officer, Xponential Fitness, Inc.

Ian D. Schuman, Partner, Latham & Watkins LLP

Stelios G. Saffos, Partner, Latham & Watkins LLP

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